EXHIBIT 99.11

CONSENT OF A. SMITH

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43 101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Report”); and

2.	The annual information form of the Company dated March 29, 2010, which includes reference to my name in connection with information relating to the Namoya Report, and the properties described therein.

I also consent to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March  29, 2010

/s/ Anthony Smith Name: Anthony Smith Title: Consultant